Andrew D. Myers

November 29, 2005

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3561

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:                   John Reynolds

Assistant Director

Division of Corporation Finance

Re:                              Harbor Acquisition Corporation
Form 8-A Registration Statement under Section 12(b) of the Securities Exchange Act of 1934

Dear Mr. Reynolds:

Harbor Acquisition Corporation (the “Registrant”) has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form 8-A (the “Registration Statement”).   The Registrant hereby requests that the effectiveness of the Registration Statement be accelerated to coincide with the effectiveness of the Company’s Registration Statement on Form S-1 under the Securities Act of 1933, No. 333-126300, which was filed with the Commission on June 30, 2005 and amended on August 15, 2005, September 29, 2005, November 15, 2005 and November 25, 2005.

If you have any questions, please do not hesitate to call William F. Griffin, Jr., at this office, or the undersigned.

Very truly yours,

Andrew D. Myers

ADM/rld

Enclosures

direct  617-589-3835 direct fax 617-305-3102

email  amyers@davismalm.com

cc:                     Mr. Robert J. Hanks
Mr. David A. Dullum
Elizabeth Hughes, Esquire
William F. Griffin, Jr., Esquire